July 15, 2025

VIA EDGAR

United States Securities & Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Brian Szilagyi

Re:  Stone Ridge Trust (the “Trust”)

    File Numbers: 333-184477; 811-22761

Dear Mr. Szilagyi:

On behalf of the Trust, included with this letter are responses to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were provided in a phone call on June 11, 2025. For the convenience of the Staff, these comments have been restated below in their entirety. The Trust’s response follows each comment. References in the responses to the annual report for Stone Ridge Trust are to the annual report filed via EDGAR on Form N-CSR on January 10, 2025 (the “Annual Report”) with respect to the Stone Ridge High Yield Reinsurance Risk Premium Fund (the “Reinsurance Fund”) and the Stone Ridge Diversified Alternatives Fund (the “Alternatives Fund” and, together with the Reinsurance Fund, the “Funds”). Capitalized terms used but not defined herein have the meanings assigned to them in the Annual Report.

Annual Report

1)

Staff Comment: The disclosure above the line graph presented for Class M of the Reinsurance Fund indicates that the line graph assumes an initial investment of $250,000, but the line graph itself shows an initial investment of $500,000. Please explain this discrepancy.

Response: The minimum initial investment for Class M of $250,000 was correctly reported in the text accompanying the graph. However, the graph inadvertently used a $500,000 investment rather than $250,000. The Trust will ensure that in future filings the graph uses the correct minimum investment amount (in accordance with Item 27A(d)(2), Instruction 1 of Form N-1A).

2)

Staff Comment: Please explain how the Trust’s response to Item 10 of Form N-CSR meets the requirements to disclose the aggregate remuneration paid by the Company during the period covered by the report. If the disclosure is in multiple locations in Item 7, please consider Tailored Shareholder Reports FAQ number 3 to more effectively communicate the relevant information to shareholders.

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Response: The requirement to disclose the aggregate remuneration paid during the period covered by the report is satisfied by disclosure that appears in the Statement of Operations in Item 7. The Trust has revisited Tailored Shareholder Reports FAQ number 3 and in future filings will include disclosure directing shareholders to the specific line items that show the remuneration paid during the period covered by the report. .

3)

Staff Comment: Assets and liabilities that are not measured at fair value but are presented at an amount that approximates their value on the Statement of Assets and Liabilities should include the level in which the investment would be classified in the fair value hierarchy. This applies to reverse repurchase agreements held by the Funds. Please include this disclosure required per ASC 825-10-50-10 on a prospective basis.

4)	Response: The Trust will include the following disclosure on a prospective basis:

Reverse repurchase agreements are accounted for at amortized cost, which approximates fair value. Reverse repurchase agreements are categorized as Level 2 within the fair value hierarchy.

5)

Staff Comment: Please confirm in correspondence that the expenses of the consolidated subsidiary are in the same line items as the Alternatives Fund in the fee table of the prospectus. For example, the subsidiary’s management fee should be included in “Management Fees” and the subsidiary’s other expenses would be included in “Other Expenses” in the Fund’s prospectus fee table.

Response: The Trust so confirms.

6)

Staff Comment: Please include the terms of any collateral received or pledged pursuant to an enforceable master netting arrangement in the notes to “Financial Statements.” For example, disclose if collateral is restricted or can be resold, rehypothecated or repledged Please refer to ASC 210-20-55-14.

Response: The Trust confirms that it will include disclosure to that effect on a prospective basis.

7)

Staff Comment: The effect of exchange rate changes on cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents held in foreign currencies should be reported as a separate part of the reconciliation of the change in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents per ASC 830-230-45-1. Please include this going forward.

Response: The Funds confirm that they will do so on a prospective basis.

8)

Staff Comment: The Form N-CSR filing for the Trust for the period ended October 31, 2024, as filed on January 10, 2025 was completed using a previous version of Form N-CSR that does not include a reference to item 4(i) and 4(j). Please indicate in your correspondence (1) any applicable disclosure pursuant to item 4(i) and item 4(j) relating to the registrant and (2)

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please confirm that going forward, the registrant will use the current version of Form N-CSR.

Response: The Trust confirms that both Item 4(i) and Item 4(j) were not applicable for the period ended October 31, 2024. The Trust confirms that it will use the current version of Form N-CSR going forward.

9)

Staff Comment: The Reinsurance Fund has been identified in the annual report as a non-diversified fund. However, it appears the Fund is operating as a diversified fund. Please confirm that the Fund continues to qualify as a non-diversified fund. If the Fund has been operating as a diversified fund for more than three years, confirm that the Fund will receive shareholder approval prior to changing its status back to non-diversified. Please refer to section 13(a)(1) of the Investment Company Act of 1940 and Rule 13(a)(1) thereunder.

Response: The Reinsurance Fund is (and was during the period ended October 31, 2024) operating as a diversified fund, and was inadvertently described as a non-diversified fund in the Form N-CSR. The Reinsurance Fund confirms that it would receive shareholder approval prior to changing its status back to non-diversified.

*  *  *

Should members of the Staff have any questions or comments, please contact the undersigned at (212) 257-4781.

Very truly yours,
/s/ Daniel W. Whitney

Daniel W. Whitney

cc:  James Rothwell, Stone Ridge Asset Management LLC

   Lauren D. Macioce, Stone Ridge Asset Management LLC

   Allie Koscove, Stone Ridge Asset Management LLC

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